AM 3/12/2004**

VF 3-12-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

04002919

SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Collins Equities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

216 West Jackson Boulevard, 4th floor
(No. and Street)

Chicago	Illinois	60606
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen C. Downs — 312-795-7998
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

PROCESSED
MAR 2 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (7-00) ***Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.***

AM 3.25.04

OATH OR AFFIRMATION

I, Maureen C. Downs, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rosenthal Collins Equities, L.L.C., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
6th day of February, 2004
Catherine L. Handler
Notary Public

"OFFICIAL SEAL"
Catherine L. Handler
Notary Public, State of Illinois
My Commission Expires Mar. 11, 2004

Signature
Maureen C. Downs
Executive Vice President

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Collins Equities, L.L.C.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rosenthal Collins Equities, L.L.C.
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Rosenthal Collins Equities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Collins Equities, L.L.C. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Equities, L.L.C. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 5, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Rosenthal Collins Equities, L.L.C.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 27,421
Receivable from clearing broker	1,308,593
Other assets	28,938
Total assets	$ 1,364,952

Member's Equity

Member's equity	$ 1,364,952
Total member's equity	$ 1,364,952

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—Rosenthal Collins Equities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, that has been buying, selling and dealing as principal in securities and certain derivative financial instruments for its own account. Although the Company has an agreement to clear transactions through another broker-dealer, it is not currently executing securities transactions. The Company is considering alternative operational plans and still maintains its broker-dealer trading account. The Company is a wholly owned, guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on the trade date. Positions are marked to market with resulting unrealized gains and losses reflected in revenue.

Income Taxes—Under provisions of the Internal Revenue Code, the Company is treated as a division of its Parent. Accordingly, the Company's taxable income or loss is included in the tax return of the Parent, which is an entity not subject to income tax.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 2 Financial Instruments

In connection with its proprietary trading activities, the Company has been entering into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes and options on equities. These derivative financial instruments may have had market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments served to modify or offset market risk associated with other transactions and, accordingly, served to decrease the Company's overall exposure to market risk. The Company attempted to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 2 Financial Instruments, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the extent that the recovered amount is less than the total cash deposited with the counterparty.

Concentrations of Credit Risk—The Company maintains a trading account with one clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 3 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $1,336,000 and $100,000 respectively. The net capital rule may effectively restrict the withdrawal of capital by the member.

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Member of
Rosenthal Collins Equities, L.L.C.

In planning and performing our audit of the financial statements of Rosenthal Collins Equities, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Because the Company does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Making the periodic reserve computation and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the member, management, the SEC, the Chicago Board Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 5, 2004